August 13, 2019


Via E-Mail

F. Mark Reuter
Keating Muething Kiekamp PLL
One East Fourth Street, Suite 1400
Cincinnati, OH 45202

       Re:    Medpace Holdings, Inc.
              Schedule TO-T/A filed August 7, 2019
              File No. 5-89605

Dear Mr. Reuter:

       The Office of Mergers and Acquisitions has reviewed the filing listed above. Our comments follow. All defined terms have the same meaning as in the Offer to Purchase included as Exhibit 99(A)(1) to the Schedule TO-T/A.

       Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T/A filed August 7, 2019

General

   1. Given the nature of the comments below and the resulting significant changes to the structure and disclosure associated with the offer, we believe it may be appropriate to disseminate a revised offer document to Eligible Option holders in the same manner as was the original Offer to Purchase. In your response letter, please tell us how you will disseminate the amended offer materials.

   2. As discussed with you previously, this offer is not eligible to rely on the "global relief"
      letter issued by the Division of Corporation Finance for issuer employee stock option exchange offers. See Issuer Exchange Offers Conducted for Compensatory Purposes
 F. Mark Reuter, Esq.
Keating Muething Kiekamp PPL
August 13, 2019
Page 2


       (March 21, 2001). Therefore, please revise your offer to fully comply with the provisions of Rule 14d-10.

How was the value of each Eligible Option determined?, page 2

   3. Explain how you chose the $55.00 reference point in calculating the amount to be paid per tendered option, when the most recent trading price of the Company's common stock on NASDAQ Global Select Market immediately before this offer commenced was
      $76.70 per share.

U.S Federal Income Tax Consideration, page 6

   4. You state that the cash payment for tendered Eligible Options will be treated as compensation by the Company and the tendering holder will recognize ordinary income reflected on his or her Form W-2 issued by Medpace. In your response letter, with a view to further disclosure, explain how this is the case, since the bidders and not the
      Company will make payment for the tendered Eligible Options. See Item 4 of Schedule
      TO and Item 1004(a)(1)(xii) of Regulation M-A.

Risk Factors, page 7

   5. Revise the first or second risk factors to expressly note that the reference payment price of $55.00 per common share is over $21 less than the most recent trading price of the common shares underlying these options. While the existing risk factors hint at possible risks, we do not believe the immediate existing risk upon tender based on the most recent stock trading price is clearly articulated.

Conditions of the Offer, page 13

   6. In condition (c)(i), explain what it meant by a "limitation on prices for securities on any national securities exchange or in the over-the-counter market."

Interests of Directors and Executive Officers; Transactions and Arrangements Concerning
Eligible Options, page 16

   7. Revise this section to include a discussion of Mr. Troendle's interests in the offer as a bidder for the Eligible Options.

Source and Amount of Funds; Status of Eligible Options Tendered in the Offer; Accounting
Consequences of the Offer, page 16

   8. We note that you have revised the offer documents to reflect that Mr. Troendle and
      Medpace Investors LLC rather than the Company are purchasing tendered Eligible
 F. Mark Reuter, Esq.
Keating Muething Kiekamp PPL
August 13, 2019
Page 3


       Options. However, the disclosure about the source of funds used to purchase tendered securities has not changed from when this offer was filed as an issuer tender offer. The bidders in this offer are an individual and a limited liability company he controls. The total proceeds needed to purchase tendered Eligible Options exceed $33,000,000. In addition, as the offer is currently structured, bidders fall outside the safe harbor outlined in Instruction 2 to Item 10 of Schedule TO relating to the need to provide financial statements for the bidders in this offer. Please revise this section to explain in greater detail the source of the funds to be used to purchase tendered Eligible Options. In your response letter, explain why you believe bidders' financial statements are not material in the context of this offer.

   9. Briefly describe the accounting consequences of the offer. See Item 4 of Schedule TO and Item 1004(a)(1)(xi) of Regulation M-A.

Information Concerning Medpace, Medpace Holdings and Medpace Investors, page 18

   10. This section should be revised to include all of the disclosure required by Item 1003(a)-
       (c) for each filing person on the Schedule TO and all of the affiliated persons captured by
       General Instruction C to Schedule TO.

   11. The disclosure included under Item 5 of the Schedule TO should be provided in the disclosure document disseminated to target option holders. See Item 1005(a) and (b) of
       Regulation M-A.

   12. State the purpose of the offer and the current plans of the bidders with respect to the options acquired in this offer. See Item 1006(a)-(c) of Regulation M-A and Item 6 of
       Schedule TO. Your revised disclosure should include a discussion of the reasons for structuring the offer in this manner (with a third party, affiliated bidder) and the impact

   13. The information about the interest of the bidders in the subject securities (including the underlying common stock) must be included in the disclosure document disseminated to shareholders (not just in the Schedule TO). See Item 1008 of Regulation M-A and Item 8
       of Schedule TO. Please revise.

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please contact me at (202) 551- 3263 with any questions about these comments.

                                                      Sincerely,

                                                      /s/ Christina Chalk

                                                      Christina Chalk
 F. Mark Reuter, Esq.
Keating Muething Kiekamp PPL
August 13, 2019
Page 4


                               Senior Special Counsel
                               Office of Mergers and Acquisitions